FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: November 5, 2003

October 6, 2003

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs:

Re:

Cream Minerals Ltd. (the "Company")

Notice of Current AIF Pursuant to Subsection 3.1(2) of MI 45-102

This letter is filed in accordance with subsection 3.1(2) of Multilateral Instrument 45-102 ("MI 45-102").

We hereby advise that the current annual information form under MI 45-102 has been filed in the form of an Annual Report on Form 20-F under SEDAR project number 578746.

Yours truly,

(signed)

Rodrigo A. Romo
Legal Assistant
for CREAM MINERALS LTD.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

October 9, 2003

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

Canadian Venture Exchange

Symbol:  CMA

CREAM ANNOUNCES PRIVATE PLACEMENT FINANCING

Cream Minerals Ltd. (CMA:TSX Venture Exchange) (the "Company") is pleased to announce that it has arranged a non-brokered private placement with several placees for the issue of up to an aggregate 1,500,000 Units at $0.30 per Unit for total proceeds of approximately $450,000 (the "Offering").  Each Unit will be comprised of one common share in the capital of the Company (the "Shares") and one non-transferable share purchase warrant (the "Warrants").  Each Warrant is exercisable to acquire one additional Share at an exercise price of $0.40 per Share for a period of 12 months from the date of closing of the Offering.

Proceeds from the Offering will be used to fund exploration programs at the Company's Nuevo Milenio property in Mexico, and for general working capital.

All Shares, Warrants and any shares issued upon exercise of Warrants with respect to the private placement are subject to a hold period and may not be traded for four months from closing of the private placement, except as permitted by the British Columbia Securities Act, the Securities Rules, and the TSX Venture Exchange.

For more information about Cream Minerals and the Nuevo Milenio property please visit our website at www.creamminerals.com

Frank A. Lang, P. Eng

President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurraylyon@renmark.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

GEOLOGICAL REPORT

ON THE

NUEVO MILENIO GOLD-SILVER PROJECT

Municipality of Xalisco

Tepic Area

Nayarit State, Mexico

Latitude: 21o 21' 35" North

Longitude: 104o 46' 53" West

Prepared for

CREAM MINERALS LTD.

by

Henry M. Meixner, P.Geo.

September 28, 2003

TABLE OF CONTENTS

SUMMARY

1

INTRODUCTION AND TERMS OF REFERENCE

3

DISCLAIMER

4

PROPERTY DESCRIPTION AND LOCATION

4

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

7

INFRASTRUCTURE AND PHYSIOGRAPHY

HISTORY

            8

GEOLOGICAL SETTING

            9

REGIONAL GEOLOGY

          12

PROPERTY GEOLOGY

                                  15

DEPOSIT TYPES

          16

MINERALIZATION

          18

Dos Hornos Area

          23

Once Bocas Area

          23

Chacuaco Area

          24

Chacuaco West Area

          25

Cafetal Area

          25

Pozo Astasis I and II

          26

     Mina San Antonio

   26

     Mina Julia, Victoria and Salamandria

   26

EXPLORATION

          27

DRILLING

          30

SAMPLING METHOD AND APPROACH

          31

SAMPLE PREPARATION, ANALYSES AND SECURITY

          31

DATA VERIFICATION

          32

ADJACENT PROPERTIES

          33

MINERAL PROCESSING AND METALLURGICAL TESTING

          34

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

          34

INTERPRETATION AND CONCLUSIONS

          34

RECOMMENDATIONS

          35

COST ESTIMATES

          37

REFERENCES

          38

CERTIFICATE

          40

LIST OF FIGURES

Figure 1   - Location Map - Nuevo Milenio Silver Property

5

Figure 2   - Claim Map - Nuevo Milenio Silver Property

6

Figure 3   - Geological Setting of the Nuevo Milenio Project

          10

Figure 4   - Regional Geology Cross Section

          11

Figure 5   - Property Geology Map

          14

Figure 6A   - Plan of Areas of Mineralization - North

          19

Figure 6B   - Plan of Areas of Mineralization - South

          20

Figure 7   - Plan of Chacuaco Gold - Silver Area

          21

Figure 8   - Mina Cerro Chacuaco, Cross section

          22

Figure 9   - Soil Geochemistry for Silver

          28

Figure 10 - Soil Geochemistry for Gold

          29

GEOLOGICAL REPORT ON THE NUEVO MILENIO GOLD - SILVER PROJECT

SUMMARY

Cream Minerals Ltd., the owner of the Nuevo Milenio Gold-Silver property near Tepic in Nayarit State, Mexico, has been exploring this epithermal precious metal prospect over the past 3 years from 2000 to 2003.  Four major areas of disseminated gold-silver mineralization have been delineated within a small portion of the property that has a widespread exploration potential for similar mineral occurrences.

The claims area lies within the Municipality of Xalisco and is situated 7 kilometres east of Highway #200 about 20 kilometres southeast of Tepic.  It is comprised of two Lots and two fractions with a total area of 6,927.8482 hectares.  The property is close to local infrastructure and is easily accessible by conventional roads and numerous secondary and drill access roads throughout the claims area.

This report, prepared at the request of Cream Minerals Ltd., is based upon a personal examination of the property during August 10 to 15, 2003, and on a review of the comprehensive database of exploration information provided by Cream Minerals de Mexico S.A. de C.V.  Most of the detailed exploration information is archived at Cream Minerals de Mexico S.A. de C.V. in Durango, Mexico and hard copy and electronic transfers of reports, maps and sections were accessed at Cream Minerals Ltd. in Vancouver.  F. Holcapek, P. Eng. director of Cream Minerals Ltd. and Dr. A. D. Drummond, P. Eng., geological consultant to Cream Minerals, also provided specific detailed geologic/exploration information that was used for the compilation of this report. Other relevant information used in this report is generally available in the public domain.

Modern exploration of historic mine workings by Cream Minerals de Mexico during the 2000 to 2003 period has outlined four major areas of disseminated gold-silver mineralization within the Nuevo Milenio Caldera that are of current exploration interest for a possible bulk tonnage resource of gold and silver.  The 1400 m x 200 m Dos Hornos Area, the 1200 m x 100 m Once Bocas Area, the 1100 m x 250 m Chacuaco Area and the 500 m x 250 m Chacuaco West Area all have been delineated by trenching, extensive sampling of outcrops and by a geochemical soil survey.

The precious metal mineralization occurs in ubiquitous northwesterly-aligned structural zones of silica alteration within a core area of about 400 hectares in the central part of two nested caldera structures. The outer La Curva and the inner Nuevo Milenio Calderas are only two of numerous other caldera rim features within a broader caldera field in which the 6,928 hectare Nuevo Milenio property is situated.

Regionally, the Nuevo Milenio property is situated within early Miocene volcanics in a caldera field of the Sierra Madre Occidental Volcanic Belt that is overlain by volcanics of the Trans Mexican Volcanic Belt in the Tepic area. Northwesterly oriented mineralized structures on the claims are thought to be vestiges of crustal fractures and faults that emitted ash flows to the surface thus forming the host rocks.  These same conduits are also thought to be the channels of later transport of hydrothermal silica-rich solutions containing gold and silver mineralization that were deposited near the surface.

The Nuevo Milenio Gold-Silver Property is a low sulphidation epithermal precious metal prospect containing gold-silver mineralization in quartz veins and in zones of quartz vein stockworks at several significantly large outcrop areas in Miocene volcanics in a collapsed caldera structure.

Initial orientation drilling at the Once Bocas, Chacuaco and Chacuaco West areas confirmed the presence of intensely silica-altered and leached rhyolite tuffs with subdued precious metal values.  However, drill holes were too steeply inclined relative to the gentler dip of mineralization or otherwise unfavourably sited due to bad weather or terrain, to intersect the intended target depths.

Recent exploration has focused on historic mine workings as a guide to exploration targets.  Exploration should be continued by prospecting, mapping and sampling as well as geochemical and geophysical surveys throughout the areas with no basalt cover and beyond the rims of the calderas.  The trend of the Refilion Fault Zone should be explored.

Use of geophysical surveys should be considered to locate subsurface structural features such as faults, fault scarps and flexures as these are frequently host sites for precious metal deposition in epithermal mineral deposits.  VLF surveys may be effective in tracing faults and detailed gravity surveys may indicate structural blocks with large density contrasts.  Low resistivity anomalies may reflect the presence of argillic alteration of shallow portions of the mineralized system.  High resistivities and chargeabilities of induced polarization surveys may indicate zones of silica alteration and associated Au -Ag mineralization at depth.

The Mineralized areas at Dos Hornos, Once Bocas, Chacuaco and Chacuaco West should be diamond drilled to test for the presence and continuity of gold-silver mineralization at depth.  A total of 14 holes should be drilled on the mineralized areas for a total of 2800 metres.  Holes should be drilled across the strike of a mineralized zone and at conveniently accessible intervals along it.

It is recommended that $ 400,200.00 be allocated initially for this work.

A second expanded phase of 14,000 metres of drilling, along with metallurgical testing, is recommended if positive results are obtained from the first phase of drilling.  Geophysical and geochemical surveys should be employed for drill target selection.  It is recommended that $ 1,821,600.00 be allocated for this work.

INTRODUCTION AND TERMS OF REFERENCE

Cream Minerals Ltd., the owner of the Nuevo Milenio Gold-Silver Property through its ownership of the subsidiary Cream Minerals de Mexico S.A. de C.V., has carried out several staged precious metals exploration programs from May 2000 to April 2003.  This work included sampling of old mine workings, trenching, sampling of leached and altered mineralized areas, a geochemical soil survey, surface stripping and rock chip surveys of altered areas, detailed mapping, and drilling.  A number of areas of disseminated near-surface gold-silver mineralization have been outlined through this work including the Dos Hornos Area, Once Bocas Area, Chacuaco Area and Chacuaco West Area, among others.  The exploration results indicate that the mineralized outcrops are situated in the uppermost portions of a low sulphidation epithermal precious metal mineralized system in volcaniclastic rocks.  The precious metal mineralization is contained in altered and leached rhyolitic Miocene volcanic tuffs within a collapsed caldera geologic setting.  The initial exploration results suggest that further exploration, by trenching and drilling, is now warranted to test and delineate these areas of mineralization along strike and at depth.  Further exploration, elsewhere throughout the property, is also warranted.  Cream Minerals Ltd. wishes to expand and accelerate its exploration of the Nuevo Milenio Gold-Silver Project to drill test the presently known mineral occurrences and possibly to outline an area of near surface gold-silver mineralization.

The author of this report was retained by Cream Minerals Ltd. to review and assess the results of exploration carried out on the Nuevo Milenio Property by Cream Minerals de Mexico S.A. de C.V. and to set out a program of further surface exploration leading to the detection of underlying favourable structures that may host additional gold-silver mineralization.  Also, to set out a program of preliminary drilling for bulk tonnage disseminated mineralization in the presently known areas of surface mineralization.

This technical report was prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F and is intended to be used as a supporting document to be filed with the British Columbia Securities Commission and the TSX Venture Exchange.

Information used in preparing this report includes information provided by Fred Holcapek, P. Eng. (Holcapek) on fieldwork carried out by him or on work performed by others under his direct supervision.  The initial fieldwork, from May 2000 to December 2000 was conducted by Ing. Alberto Ruiz Marquez (Ruiz).  This work was supervised by Holcapek, and reported on in "Cream Minerals de Mexico, S.A. de C.V., Lote Nuevo Milenio, Nayarit, Mexico, Geology, Observations, Discussions, Mineral Targets" by Fred Holcapek, P.Eng., Director General, CMM dated May, 2003.  Additional reports were written by Holcapek, such as those from February 2001, March 2001, April 2001, March 2002, April 2002, November 2002 and April 2003.  These reports document observations, discussions and interpretations on the bonanza-vein, stockwork and bulk tonnage precious metal potential of the property.  They are listed in the References section.  Dr. A. D. Drummond (Drummond), geological consultant to the project, summarized the initial exploration results in "Summary Report, Lote Nuevo Milenio,

(4946.0 Has.), Near Tepic, State of Nayarit, Mexico, For Cream Minerals Ltd".  Drummond's various discussion papers, during 2000, 2001 and 2002, are also incorporated within Holcapek's reports.  "Nuevo Milenio Property Visit, Prepared for Cream Minerals de Mexico SA de CV" by A. Carstensen, an outside consultant, describes mineral showings and makes recommendations for further sampling, mapping and geochemical surveys.  Holcapek and Ruiz, who did the original mapping, plotted the lithologies, structures and sampling information. The geology, roads, old workings as well as all recent trenches and sampling locations have been accurately located on the ground and on maps by GPS surveys.

The author spent 6 days on the property during the period of August 10 to 15, 2003, guided by Holcapek and Arnoldo Carrera (Carrera).  We visited all of the mineralized and altered areas including Dos Hornos Area, Once Bocas Area, Chacuaco Area, Chacuaco West Area, Cafetal, Pozo Astazis Area, Mina San Miguel, Victoria, Julia and Salamandria areas and several of the opal mining areas at Cerro Bartolo and Mina Esmeralda.  Also examined were all the historic workings and vestiges of colonial mining operations such as the hornos (ovens), arastras (grinding plinths), historic building foundations and water supply flues as well as the modern claim monuments.  The shaft at Mina Chacuaco was examined and sampled.

DISCLAIMER

For information relating to the ownership of claims and their legal survey I have relied on information provided to me by F. Holcapek, P. Eng., Director General, of Cream Minerals de Mexico S.A. de C.V. which to the best of my knowledge and experience is correct.  Similarly, I have relied on Holcapek's information on permitting requirements for road building, trenching and diamond drilling.  However, I disclaim responsibility for such information.

PROPERTY DESCRIPTION AND LOCATION

The project area is located in the Municipality of Xalisco in the State of Nayarit, Mexico and is situated some 20 km southeasterly of the town of Tepic, as shown on Figure 1.  The project is comprised of 4 exploration lots encompassing a total area of 6,927.8482 hectares, that is, about 69.28 square kilometers.  Geographic coordinates at a central point on the property are Latitude 21o 21' 35" North and Longitude 104o 46' 53" West.  This location also corresponds to UTM coordinates 2,361,750.004 North and 522,537.013 East.  The configuration of the lots are shown on Figure 2 and the descriptions are listed below:

  Mining Lot

        Title No.

          Type

Area

Term

Nuevo Milenio Fr. I        212958

        Exploration

         4,418.1835 Ha

    Feb. 20/01 - Feb. 19/07

Nuevo Milenio Fr. II       212959             Exploration

                4.1459 Ha               Feb. 20/01 - Feb. 19/07

C.M.M. 1

            212933

        Exploration              160.0000 Ha               Feb. 13/01 - Feb. 12/07

C.M.M. 2                         213342             Exploration            2345.5188 Ha               Apr. 20/01 - Apr.19/07

INSET
USA
DURANGO
GOLFO DE MEXICO
NAYARIT
D.F.
OCEANO PACIFICO
40000 0E
50000 0E
60000 0E
NORTH
ESTADO DE SINALOA
ESTADO DE DURANGO
ESTADO DE ZACATECAS
ESTADO DE JALISCO
OCEANO PACIFICO
2'500,000 N
2'400,000 N
2'300,000 N
CUCHARAS
HUAJICORI
ARENILLAS
ACAPONETA
TECUALA
MEXCALTITAN
NOVILLERO
PALMAR DE CUAUTLA
ROSAMORADA
SANTA CRUZ
TUXPAN
IXCUINTLA
CRO. SAN BLAS
TEPIC
NUEVO MILENIO PROPERTY
SAN BLAS
LA CURVA
COMPOSTELA
CHACALA
CHAPALILLA
LOS AYALA
IXTLAN
PUERTO VALLARTA
LEGEND
Highway
Paved road
Unpaved road
Railway
International Airport
Airport
Port
Cream Mineral Claims
SCALE 1: 1,000,000
0 15 30 50
Kilometres

CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA

FIGURE 1

NUEVO MILENIO PROPERTY
Nayarit, Mexico

LOCATION MAP NUEVO MILENIO
STATE OF NAYARIT

520000E
525000E
530000E
2360000N
LOTE NUEVO MILENIO
ALTAVISTA
LA CURVA
VOLCANO
MEDIA LUNA
LA LABOR
C.M.M. II
C.M.M. I
DOS AMIGOS
ARROYO REFLION
MESA
LLANO GRANDE
ARROYO ACUÑA
ARROYO GRANDE
EL HERMITAÑO
Regional Fault
Roads
Rivers
Towns
Cream Minerals Property
Claims Held by Others
Fred Holcapek, P.Eng.
0 0.5 1
kilometres

CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA

FIGURE 2

NUEVO MILENIO PROPERTY
Nayarit, Mexico

CLAIM MAP

At present, Cream Minerals de Mexico holds a 100% undivided interest in the property.   Cream Minerals Ltd. owns 100% of Cream Minerals de Mexico, the registered owner of the Nuevo Milenio Property.  All of the exploration activities carried out by Cream Minerals de Mexico from May 2000 to April 2003 were performed within the area of Lote Nuevo Milenio Fr. I, which encompasses the main mineralized areas of Chacuaco, Once Bocas and Dos Hornos, all within the margin of Caldera Nuevo Milenio.

A legal survey of the lots has been completed.  Some of the internal claim areas of the Nuevo Milenio claim are held by others for purposes of opal mining.  These are shown on the Claim Map in Figure 2.  All taxes have been paid and all work performed on the property by Cream Minerals de Mexico has been properly recorded, thus, all lots are in good standing.

No permitting obstacles are anticipated by Cream Minerals de Mexico in carrying out any future trenching, sampling, road building or construction of drill access sites as these activities have been performed without problems over the past three years.  The author, upon advice from Cream Minerals de Mexico, is not aware of any environmental liabilities on the property.

There are no royalties, back-in rights or other agreements or encumberances to these claims with respect to Cream Minerals de Mexico's ownership that are known to the author.

In Mexico, exploration titles are valid for six years with the right to convert these to exploitation titles that are then valid for 22 years.  Exploitation titles are renewable for additional 22-year periods.  Property taxes are due twice each year, in January and in July.  Non-payment of taxes is grounds for cancellation of mining lots.

All exploration work performed on a mining lot during any one year period is required to be recoded by May 31st of the following year.  The monetary value of work required varies with the size of the property and the age of the title.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND  PHYSIOGRAPHY

The property is readily accessible by car from Tepic by driving 17 km southwards on Federal Highway #200 to a turnoff that leads to the village of La Curva, over 7 kilometres of paved secondary road.  From La Curva it is a further 3 km over gravel roads to the main mineralized areas of Dos Hornos, Once Bocas and the Chacuaco area.  Numerous access roads, tractor trenches and road cuts provide vehicle access to the various mineralized showings and old workings and some trails connect the historic mine sites.

The climate is warm and humid during April to September (18o to 40o C).  June to October is the rainy season during which frequent afternoon showers render secondary roads difficult to traverse.  During October to March the climate is temperate with cool nights.

Tepic is the capital of Nayarit State and is a major service and supply center with a population of 300,000 in this agricultural region.  Rental vehicles and heavy machinery are available for exploration operations as well as the manpower to operate them.

This is a farming area of lush vegetation typical of this part of the interior highlands of Mexico with abundant tree and bush cover.  Portions of the lower areas are cultivated with fields of predominantly sugar cane, local cornfields and some blue agave plantations.  Upper parts of the property contain oak trees that are generally sparsely distributed and that give way to increasingly denser bush growth downslope towards arroyos (creek beds).  Arroyos contain dense jungle growth requiring clearing of hanging vines with machetes in order to pass.

Topography varies from gently hilly in the central portions of the property to modestly rugged in the upper reaches of the caldera rims with a relief of about 500+ metres from base elevations of about 1100 m to greater than 1500 m.

HISTORY

Mining activities for precious metals in the Tepic district are known to predate the Spanish colonial era.  When the first conquistadors arrived in this area in 1524, they were given gifts of gold and silver by the local Indians.  Records indicate that the first mines were located near the village of Jora in the mountains east of Compostella, i.e. to the south of the Nuevo Milenio claims.  During the early part of the conquest the Mina Espiritu Santo, which reportedly is located near Compostella and thus about 10 km south of Nuevo Milenio, was developed into the "Real de Minas".  This mine was worked for over 340 years for "bonanza-grade" silver-gold mineralization that was said to have grades in the order of 250 kg/tonne Ag and about 32 g/tonne Au from a vein structure estimated to have been 1.0 m to 2.5 m wide.  The workings were apparently shallow and the exact location is not known.

Around 1650 the mines of Miravalle were put into production.  They are situated along Rio Huicicilla, about 20 km downstream from Nuevo Milenio.  These legendary bonanza mines were inordinately rich in silver and produced large amounts of this metal according to tradition.

During the 19th and first part of the 20th century the State of Nayarit was in political chaos.  Spanish mine owners were driven from Mexico during the Spanish Revolution. The war of independence against the French further hampered mining development.  This period was followed by the Indian wars in the States of Nayarit and Jalisco and eventually by the Mexican Revolution, which ended in 1920.  Mining activities were halted during these times of upheaval and the locations of ancient workings were obscured and lost.

In the 1930's Asarco produced silver from 2 mines, Mina Huicicilla and Mina Miravalle that were located about 5 km downstream from the ancient original Mina Miravalle.  These mines were initially worked by sluicing and later by underground development.  Operations stopped in 1954 due to a labour dispute and the portals were blasted shut.

In 1972 to 1975 W. Strickland (Strickland) explored Mina Esperanza consisting of a Au-Ag-Pb-Zn vein located 2 km upstream from Mina Miravalle.

Strickland and Holcapek visited the area of La Curva and Arroyo Refilion on several occasions during the period from 1986 to 1993 with a view to determining the exploration potential for precious metals and the possibility of acquiring an appropriate gound position.

During 1994 mining operations were initiated at Mina San Francisco and an unspecified amount of hand-sorted ore was shipped to the smelter at San Luis de Potosi.

In 1997 Compania Desarollos Mineros del Centro carried out limited geological work on the La Suerte property but curtailed further work in the same year.

In 1998 Compania Nueva Viscaya started an adit to intersect the La Suerte structure.  The work was terminated due to insufficient funds and the target was not reached.

During 1994 to 1998 Carrera, Nunez and Holcapek visited the area to ascertain the legal status of the claims, which were still in good standing.

In February 2000 the area was free for acquisition and it was then claimed for Cream Minerals Ltd.  Subsequently, during 2000, 2001, 2002 and 2003, Cream Minerals de Mexico has carried out exploration of the property, as directed by Holcapek, that is the subject of this report.

GEOLOGICAL SETTING

The Nuevo Milenio project area lies at the western end of the east-west late Miocene to Quaternary (5 Ma to 0.01 Ma) Trans Mexican Volcanic Belt (TMVB) where this belt is superimposed over the underlying north-south late Cretaceous to early Miocene (70 Ma to 23 Ma) Sierra Madre Occidental Volcanic Belt (SMOVB).  Lowermost sequences of the SMOVB comprise late Cretaceous to early Tertiary (Laramide) calc-alkaline andesitic rocks and volcano-sedimentary equivalents intruded by granitic batholiths, and named the Lower Volcanic Supergroup.  The upper part (1000 m) of the SMOVB consists of silicic ignimbrites and lesser rhyolite domes and basaltic to andesitic lavas of the Upper Volcanic Supergroup that were emplaced during the early Oligocene (38 Ma) in the northern parts of this belt and in the early Miocene (23 Ma) in the southern parts, as at Nuevo Milenio in the Tepic area.  As a present working hypothesis, and in the absence of age dates, it is thought that the gold-silver mineralized rhyolitic lithic tuff host rocks on the Nuevo Milenio property belong to the Upper Volcanic Supergroup of early Miocene

110°
100°
30°
20°
North America plate
Chihuahua
U.S.A.
Mexico
Sierra Madre Occidental
La Paz
Durango
San Luis Potosi
Pacific plate
Tepic
Rivera plate
Guadalajara
Mexico City
Temascaltepec
Cocos plate
Limit of area affected by Tertiary extension
Trans-Mexican Volcanic Belt
Oligocene to early Miocene volcanism (mainly silicic)

Geodynamic map of Mexico showing Tertiary extension, volcanism and the present configuration of plates.

Tayoltita
Durango
Mazatlán
Fresnillo
Real de Catorce & La Paz
Zacatecas
Baja California
Real de Ángeles
Pinos
San Luis Potosí
Tepic
NUEVO MILENIO PROPERTY
1
2
3
4
5
6
7
Guanajuato
Guadalajara
San Martín
Pachuca
Morelia
El Oro
Mexico City
Temascaltepec (La Guitarra)
Taxco
Real de Guadalupe
Acapulco
23-18 Ma deposits
36-27 Ma deposits
Eocene deposits
Limits of the early Miocene ignimbrites pulse
Limits of the early Oligocene ignimbrites pulse
Town

Locations and ages of epithermal deposits in central Mexico, showing the locationof Cream Minerals Ltd., NUEVO MILENIO PROPERTY.

Durango
Mazatlán
Zacatecas
San Luis Potosí
Tepic
Los Cabos Block
Guanajuato
Guadalajara
Querétaro
Jalisco Block
Morelia
Mexico City
Puebla
Acapulco
19.5-17 Ma
22-19.5 Ma
24-22 Ma
35-27 Ma
21 Ma episode
23 Ma episode
Approximate limits of the Oligocene episode

Ages of silicic volcanism and limit of Oligocene and early Miocene volcanic pulses in the southern Sierra Madre Occidental (from Ferrari et al., 2002)

Figure 3. Geological setting of epithermal precious metal deposits in Mexico (after Camprubi, 2003)

520000E
2360000N
522500E
2362500N
CALDERA LA CURVA
CALDERA NUEVO MILENIA
CALDERA SANGANGUEY
RIM
RIM
RIM
A
A'
DOMO LA ESPERANZA
ARROYO REFILION
CHACUACO WEST projected
ARROYO CHACUCACO
CERRO CHACUACO
ZONA ONCE BOCAS
ZONA DOS HORNOS
ARROYO GUADELUPANA
ARROYO LA SUERTE
ZONA ZAPOTE - LA BAGRE PROJECTED
ZONA SAN FRANCISCO
VOLCAN MEDIO LUNA
UPPER VOLCANIC SUPERGROUP
1600m
1400m
1200m
1000m
800m
600m
400m
200m
Sea Level
Trt
Tb
Trtn
Tr
Possible Disseminated Target
Refilion Fault Zone
Possible Bonanza and Stock Work Zone
Bonanza Possibility
BASEMENT
Fred Holcapek, P.Eng.

LEGEND

Tb	Basalt Flow, Stocks, Dykes - Dark green, massive to blocky flow. Along contact with flow banded rhyolites chilling produced obsidian bands and nodules. Devitrification and spherulitic texture is evident were intruding Rhyolite
Tr	Rhyolite Extrusive and Intrusive - Flow banded, spherulitic, in bands, devitrified, domes, dykes and sheets.
Trt	Rhyolite Lithic Tuff - with quartz eyes, lithic fragments are typically, quartz-bearing welded lapilli tuff. Hydrothermally altered medium to intense. Non Differenciated.
Trtn	Rhyolite Tuff - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, no quartz eyes.
Td - Ta	Lower Volcanics - dacitic to andecitic flows, fragmentals and tuffs At Mina Miravalle andesite flows massive, at Mina Buena Suerte rhyodacit to sacites overlaying the basement
	Jurassic to Cretaceous Pre Volcanism Basement At Zapotan the Basement consists of sandstone, at Mina Miravalle of shales near granitic intrusions (Volcanic related.)

HYDROTHERMAL ALTERATION

- Kaolinization, sericite, minor silicification, as halo around quartz vein zones. Quartz veins - silica flooding, breccia and parallel veins, Au and Ag.
- Quartz veins - sugary quartz as fracture controlled flooding., veins and stockwork, Au, Ag.
- Silicification, fine grained and Quartz flooding and minor chalcedonic, vein as fracture filling and stockwork, Au, Ag.
- Possible disseminated Bulk Deposit where structures intersect Trtn, Chacuaco. West zone of Au Ag at about 1,000m elevation in Trtn.
- Geological contacts, generalized
- Ring Fractures, Caldera Rim
- Fault, Shear.

METRES

0 250 500 750 1000 1250 1500 1750 2000

CREAM MINERALS LTD.

VANCOUVER, BRITISH COLUMBIA

FIGURE 4

NUEVO MILENIO PROPERTY

Nayarit, Mexico

REGIONAL GEOLOGY CROSS SECTION A-A'

age and these were mineralized sometime after the emplacement of the youngest volcanic host rocks.  This general geologic setting and this sequence of emplacement is generally in keeping with the ages and geologic settings of Mexican epithermal precious mineral deposits.  The evolution of Tertiary volcanism of the SMOVB in southern Mexico and the overprinted volcanics of the TMVB in southern Mexico, as described by Camprubi (2003), is shown in Figure 3.

REGIONAL GEOLOGY

The regional geology, shown on the cross-section in Figure 4, is depicted here as it has been compiled from mapping and prospecting by Ruiz and Holcapek.  Government and other public sources of geological data are not readily available for this area in general, and for the area around Tepic in particular.  This compilation of the geology in cross-section best illustrates the regional geological environment of the Nuevo Milenio property.

Regionally, the Nuevo Milenio caldera field lies within the central part of an early Miocene volcanic arc of the SMOVB that extends in a southeasterly line from north of Mazatlan, through Tepic and Guadalajara and terminating at Morelia, See Figure 3.  The width of this arc, about 60 km, reflects the position of an underlying fault-bounded basin resulting from northeast and southwest crustal extension during the mid-Tertiary.  The volcanic sequences here, as elsewhere throughout the SMOVB, are attributed to Lower Volcanic Supergroup rocks, Td-Ta that are overlain by volcanic strata of the Upper Volcanic Supergroup, designated as Trtn, Trt, Tr and Tb on Figure 4.

Basement rocks at the La Curva and Nuevo Milenio calderas are not exposed and are inferred to be Jurassic or Cretaceous sediments from the sandstone exposures noted at Zapotan and the shales that were noted at Mina Miravalle, just southeast of Nuevo Milenio.  Basement rocks are overlain by massive dacitic and andesitic flows as well as fragmentals and tuffs, also seen at Mina Miravalle.  These calc-alkaline lithologies belong to the Lower Volcanic Supergroup of late Cretaceous to early Tertiary age.  No precious metal mineralization or silicic alteration has been noted in the rare exposures of these rocks in the general area of Nuevo Milenio caldera field.

Overlying the Lower Volcanic Supergroup are several varieties of welded and non-welded tuffs, with and without quartz eyes, as well as rhyolite extrusives and basalts, all belonging to the Upper Volcanic Supergroup.  The tuff units Trtn and Trt, within this sequence, are the host rocks to gold-silver mineralization at Nuevo Milenio.  The overlying rhyolite flows, Tr, are barren of precious metals and also of the ubiquitous silicic alteration that is usually associated with gold-silver concentrations downsection in the underlying tuff units of Trtn and Trt.  A hiatus in the eruptive cycle is therefore indicated.  The uppermost rhyolites occur as dome structures and flow sheets along caldera margins.  These rhyolites also contain opaline silica, some of which has been devitrified and to form opal of gem quality.

Extensive basalt flows, Tb, cover the tuffs and rhyolite flows.  These may be of Miocene age (SMOVB) throughout the central area of the property and possibly also Pleistocene (TMVB) along the northern margin, as at Volcan Media Luna, at which locality they appear to be related to the later vulcanism of the TMVB that formed Sanganguey Caldera.

The early Miocene age of the rhyolitic tuffs is unique in this southern part of the SMOVB.  The tuffs and/or ignimbrites within this volcanic arc occur within the regionally much more extensive early Oligocene rhyolitic volcaniclastics that are prevalent towards the central and northern parts of the SMOVB.  The northwesterly distribution of the early Miocene rhyolitic volcanics appears to reflect a last episode of ignimbrite deposition in the SMOVB that was emplaced along a west-northwest-east-southeast trend from similarly oriented crustal fractures that formed the volcanic vents.  This northwesterly tectonic trend manifests itself at Nuevo Milenio in a compelling way in the northwesterly alignment of the ellipsoidal calderas; in the northwesterly alignment of zones of gold-silver mineralization and silicification (as at Dos Hornos, Once Bocas and Pozo Astasis I and II); and in the northwesterly trend of the Refilion Fault Zone along which the Cafetal, Chacuaco and Chacuaco West zones of mineralization are aligned.  These alignments reflect the geometry of the underlying fault structures and conduits along which silica alteration and gold-silver mineralizing solutions have ascended to surface.

Age date determinations for a number of epithermal precious metal deposits in the Tepic-Guadalajara area indicate a clustering of about 21 Ma as the age of precious metal deposition, i.e. early Miocene.  The Santa Maria del Oro deposits, just northeast of the Nuevo Milenio caldera field, for example, have an early Miocene age of mineralization.  The precious metal deposits of El Indio-Huajicori, El Zopilote and La Yseca, in Nayarit state, all have 21 Ma ages of mineralization.  These deposits occur in the Lower or Upper Volcanic Supergroups of volcanics and are situated within a 60 km radius of Nuevo Milenio Caldera.  The clustering of early Miocene ages of mineralization suggests that the gold-silver mineralization at Nuevo Milenio may possibly be of similar age.  These relationships of the SMOVB to the TMVB, the early Miocene ignimbrite volcanism, the distribution of epithermal precious metal deposits and their ages of mineralization are all taken directly from Camprubi (2003) and shown on Figure 3.

The relatively young (5 Ma to 0.01 Ma) TMVB is geologicaly superimposed on the southern segment of the SMOVB in the Tepic-Guadalajara area and appears to be centered on the west-northwesterly-trending 2 Ma-old Tepic -Zacoalco Rift that underlies the Nuevo Milenio caldera field.  As it is presently interpreted, it is not known if the volcanism associated with the TMVB has been a contributing factor to the development of the Nuevo Milenio epithermal precious metal mineralizing event.  It appears probable that host rock emplacement, subsequent silica alteration and precious metal deposition are related to the early Miocene volcanism of the SMOVB.  At Nuevo Milenio this volcanism took place some 16 million years prior to the emplacement of the Pliocene-Quaternary volcanism of the TMVB. The volcanic rocks of Sanganguey Caldera, that

517500E
520000E
522500E
525000E
527500E
530000E
2362500N
2360000N
2357500N
CALDERA
LA CURVA
ALTAVISTA
LOTE NUEVO MILENIO
CALDERA NUEVO MILENIO
LA CURVA
ARROYO
REFILION
DOMO EL DRAGON
RANCHO EL DRAGON
SALAMANDRA
VICTORIA
JULIA
CAMP CASA ANTONIO
MINA ZAPOTE
MINA ESMERALDA
VOLCAN MEDIA LUNA
MEDIA LUNA FAULT
MINA TAHONA
MINA TEPEGUAJE
MINA JOYA
MINA SAN FRANCISCO
MINA BAGRE
LA SUERTE
MINA SAN ANTONIO
POZO ASTASIS I
POZO ASTASIS II
MINA CRUCERO
DOS HORNOS
CHACUACO WEST
ONCE
BOCAS
SAN MIGUEL
OPAL
GUADALUPANA
CERRO BARTOLO
MINA NANCHE
MINA CHACUACO
MINA PERDIDA
SANTA GERTRUDES
HACIENDA
REFILION FAULT ZONE
FORTINES
LA ESPERANZA
PROSPECTO EL LAMBEDERO
PROSPECTO LATISERA DE MINAS
LA PAZ
ARROYO GRANDE
CALDERA SANGANGUEY
ARROYO MEDIA LUNA
HIGHWAY MEX 15 LIBRE
ARROYO ACUÑA
LA LABOR
CALDERA LA LABOR
INTENSE KAOLINIZATION
MINA BUENA SUERTE (OPAL)
LOTE CMM I
MINA DOS AMIGOS
ARROYO LOS PERICOS
EL HERMITAÑO
CALDERA EL HERMITAÑO
LOTE CMM II
A
A'
F
N
METRES
1000 200 500 1000

LOCATION
NUEVO MILENIO PROPERTY
MONTERREY
CULIACAN
DURANGO
MAZATLAN
ZACATECAS
AGUASCALIENTES
TEPIC
GUADALAJARA
D.F.
TOLUCA

LEGEND

- Geological contacts, generalized
- Faults, shears
- Pits, trenches, shafts, adits
- Old Workings Au, Ag, Pb, Cu, Zn
- Old Workings Opal
- Small town
- Tahonas ruins, hornos
- Water flumes, old dams - breached
- Caldera Rim
- Major Drainage
- Minor Drainage
- Contour Elevation
- Access Road
- Outline of Property
- Claims held by others

Tb	Basalt Flow, Stocks, Dykes - Dark green, massive to blocky flow. Along contact with flow banded rhyolites chilling produced obsidian bands and nodules. Devitrification and spherulitic texture is evident were intruding Rhyolite
Tr	Rhyolite Extrusive and Intrusive - Flow banded, spherulitic bands, devitrified, domes, dykes and sheets.
Trtu	Upper Lithic Tuff - Rhyolitic Lithic tuffs abundant coarse-grained clear quartz eyes. Alteration hornblende ghosts, quartz, clays, sericite and hematite In places agglomeritic and silicified.
Trt	Rhyolite Lithic Tuff - with quartz eyes, lithic fragments are typically quartz-bearing welded lapilli tuff. Hydrothermally altered medium to intense. Non Differenciated.
Trtn	Rhyolite Tuff - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, no quartz eyes.
Trtc	Rhyolite Tuff - conglomeritic

HYDROTHERMAL ALTERATION

	Argillization (kaolinization) - White colored, all textures destroyed due to abundance of clay. Quartz eyes may remain indicating the original lithology
	Kaolinization, sericite, minor silicification, as halo around quartz vein zones. Quartz veins - silica flooding, breccia and parallel veins, Au and Ag.
	Quartz veins - sugary quartz as fracture controlled flooding., veins and stockwork, Au, Ag.
Trt	Silicification, fine grained and Quartz flooding minor chalcedonic, vein as fracture filling and stockwork, Au, Ag.
Trt	Silica flooding - chalcedony

CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA

FIGURE 5

NUEVO MILENIO PROPERTY
Nayarit, Mexico

PROPERTY GEOLOGY

impinge on the northern portions of the Nuevo Milenio caldera field, were erupted about 0.2 Ma ago as part of the TMVB episode, as described by Nelson and Sanchez Rubio (1986).

PROPERTY GEOLOGY

The focus of recent exploration, in 2000 to 2003, at the Nuevo Milenio gold-silver property is concentrated within the Nuevo Milenio caldera structure that encloses all presently known important exposures of gold-silver mineralization, areas of hydrothermal alteration and historic mine workings.  The Nuevo Milenio Caldera is a northwesterly elongate ellipse of 5 km x 3.5 km that is nested within the larger La Curva Caldera, that has the same geometry, but larger dimensions of 7 km x 5 km.  The still larger caldera margin of the 0.2 Ma Sanganguey Caldera cuts or impinges on the older strata of the Nuevo Milenio caldera structures to the north.  Figure 5 depicts the extent of the Nuevo Milenio caldera field relative to the property boundaries and shows the geology of the explored main part of the property.

Thin overburden covers most rock units throughout the property, however sub-outcrop and float can be mapped with accuracy and confidence to represent the immediately underlying lithilogies.  Except for the post-mineral basalts and the uppermost rhyolite domes and flow sheets, there appear to be no exposures of fresh unaltered rock anywhere on the property.  All the tuff lithologies have been exposed to hydrothermal alteration or to weathering related to acid leaching or to both.  Sections of clay-altered tuff saprolite have been developed in creek beds that grade upward into kaolinized and silicified tuff strata.  The descriptions of lithologies given below are based on field mapping and hand specimens only, as no thin section petrography has been done, and they belie the complexity of the altered rock types that exist on the property.

The oldest exposures consist of a rhyolite tuff conglomerate, Trtc, which represents the basal portion of the Trtn unit, described below.  Two outcrops of this conglomeratic tuff are present on the property, one in the creek of Arroyo Refilion at the Chacuaco West Au-Ag showing and another at an inlier surrounding an old shaft in the Cafetal area.

The oldest mappable unit is a rhyolite tuff, Trtn, occurring in the northern part of the property.  This is light grey, fine-grained rock of original feldspathic composition that has been intensely altered to kaolinite wherever it was observed. It is non-welded, recessive weathering and contains no quartz eyes, in contrast to the mineralized tuff unit that overlies it.  This unit appears to be flat lying and appears not to be mineralized, even wherever it was intensely silicified in several rare exposures and float, within the confines of the property.  However, it is assumed that this unit is most likely mineralized at depth.

Unit Trt is a rhyolite lithic tuff with quartz eyes that is the host to gold-silver mineralization at all of the mineral showings on the property and it is also the most widespread volcaniclastic unit in the project area.  The mineral showings of Dos Hornos, Once Bocas, Chacuaco (including Mina Nanche and Mina Perdida), Pozo Astasis I and

II, Mina and Mina San Antonio all occur within lithic rhyolite tuffs of unit Trt.  The freshest, but still altered, hand specimens of this tuff are medium grey, fine to medium-grained and porphyritic textured with clear quartz eyes and kaolinized feldspar clasts.  In trenches and road cuts at mineral showings this rock type is pale yellow to white because it is almost completely kaolinized.  Occasional lapilli or pumice fragments can be seen and quartz eyes are clear and glassy.

An Upper Lithic Tuff, Trtu, about 30 m thick, overlies the rhyolite lithic tuff unit in the Cafetal area over an outcrop area of limited extent.  It contains abundant coarse-grained clear quartz eyes, hornblende ghosts, clays, quartz, sericite and hematite.  This tuff is commonly quartz altered but carries no mineralization.

Rhyolite flows, designated Tr, overly the rhyolitic lithic tuffs.  Outcrop areas of domes (as at El Dragon) and flow sheets of these pale cream to pink flow-banded rocks occur at higher elevations throughout the property along most of the caldera rim traces.  Flow banded botryoidal bedding surfaces frequently are lined with clear chalcedony and occasionally with opal.  Devitrification of portions of this glassy silica has converted it to milky white and variably coloured varieties of opal that are being sought by local miners for its commercial value as a precious gemstone.  Mina Guadalupana on Cerro Bartolo and Mina Esmeralda are two such opal localities located over the Nuevo Milenio caldera rim where intermittent small-scale opal mining operations are presently being carried out.  The opal here is thought to be unrelated to the hydrothermal silica alteration that is present in the altered and/or mineralized areas of rhyolite lithic tuffs at lower elevations and elsewhere on the property.

Basalt, map unit Tb, occurs throughout the central property area as an extensive flow that likely originated to the east of the property boundaries.  Several basalt caps of local extent in the northern part of the claim area and covering rhyolite flows, may be of Pleistocene age, rather than Miocene.  The basalt is dark green, massive, post-mineral and unaltered.

The postulated northwesterly Refilion Fault Zone transects the Nuevo Milenio and La Curva calderas along their southwestern margins.  The northeast-trending Media Luna Fault appears to terminate the northwesterly extent of mineralization at the Dos Hornos and Once Bocas mineral showings.

DEPOSIT TYPES

The Nuevo Milenio gold-silver project exhibits geological characteristics that are typical of low sulphidation (adularia-sericite) epithermal gold-silver mineralizing systems.  The near-surface volcanic caldera setting, the vertical zonation of hydrothermal silica alteration and pervasive argillic alteration, the low sulphide ore mineralogy and gangue mineralogy are all diagnostic geological features of this deposit type.  Genetic models for these types of precious metal epithermal deposits, including high and low sulphur and hot spring sub-types, have been described by Bonham (1988), Buchanan (198), Sillitoe (1993), Panteleyev (1991), Berger and Henley (1989), and Poulsen (1996).

The surface features of geology, mineralization and alteration that have thus far been demonstrated by recent exploration at Nuevo Milenio Caldera all indicate that a hydrothermal mineralizing-alteration system, emplaced at a high level, of about 1 km of the paleosurface, is present within the confines of the caldera.  Furthermore, the altered and mineralized stratigraphic section of volcanic strata at Nuevo Milenio Caldera appears to have been preserved stratigraphically intact.

Chalcedonic silicification, such as that occurring at the Julia, Victoria and Salamandria hilltops indicates that these areas are the highest near-surface alteration features on the property.  The presence of this type of alteration in outcrop suggests that erosion has been minimal and that the epithermal alteration within the stratigraphic column may therefore be wholly preserved.

Slightly lower in elevation from the chalcedonic alteration mentioned above, perhaps a few 10's of metres, the mineralized showings at Dos Hornos and Once Bocas exhibit intense kaolinite alteration with silica alteration in the form of quartz veins, in stockworks and in quartz-flooded areas.  These areas of disseminated Au-Ag mineralization may be the uppermost expression of an anastomosing, upward-flaring, mineralized vein system occurring at depth at these localities.

Slightly lower in elevation, the mineralized areas of Cafetal, Chacuaco and Chacuaco West may represent a still lower (a few 10's of metres) outcrop level of the mineralizing system.  At Cerro Chacuaco, open-space filling textures and silica alteration of calcite and/or barite were observed, as were outcrops of mineralized breccia.  These features are diagnostic of somewhat lower levels in the hydrothermal system and are estimated to be closer to the boiling point just below the paleo-water table.

The mineralogy consists of traces of gold and electrum and sparse amounts of sulfides, including pyrite, argentite, acanthite, galena and possible silver-sulphosalts, in veins, stockworks and in areas of quartz flooding.  Quartz is the most prevalent gangue mineral followed by chalcedony and quartz pseudomorphs after calcite.  Adularia has not been identified in hand specimens in outcrops, but sericite has been noted.

Numerous epithermal gold-silver mineral deposits of low sulphidation type occur in the Sierra Madre Occidental Volcanic Belt of Mexico.  The legendary deposits of Pachuca, Real de Angeles, Guanajuato, San Martin, Lluvia de Oro and San Dimas (Tayoltita), among others, are all considered to be of the low sulfidation type according to Camprubi et. al. (2003).  Other global examples of this deposit type that have been described in the literature, include the Creede silver deposit in Colorado, the Round Mountain deposit in Nevada, the Mesquite deposit in California, the Thames deposit in New Zealand and the Hishikari gold deposit in Japan.  In British Columbia the Lawyers, Blackdome and Premier-Silbak deposits are often cited as examples of this genetic type.

MINERALIZATION

Gold-silver mineralization, as it has been delineated by the exploration of 2000 to 2003, occurs predominantly in the southern part of the Nuevo Milenio caldera.  The mineralized showings of Dos Hornos, Once Bocas, Chacuaco, Chacuaco West and Cafetal occur over a core area of roughly 2 km x 2 km in the southern half of Nuevo Milenio Caldera near the junction of the Refilion Fault Zone and Media Luna Faults.  These are all significantly large areas of extensive disseminated gold-silver concentrations that are of current exploration interest for possible economic grades of gold and silver.  The mineralized areas have all been outlined by prospecting, by mapping and especially by extensive sampling of outcrops, of old workings and of bulldozer-trenches and hand-trenches.

The Pozo Astasis I and Pozo Astasis II showings are located in the northern half of the caldera.

Figures 6A (North) and 6B (South) are plan views of the areas of mineralization with accompanying assay data.  Figure 7 outlines the zones of significant gold-silver mineralization on Cerro Chacuaco and Arroyo Chacuaco.  Figure 8 shows the sampling in the underground workings of Mina Chacuaco that is situated on the crest of Cerro Chacuaco.

Gold-silver mineralization includes occasional traces of free gold, pyrite, electrum, argentite, acanthite, galena and possible silver-sulphosalts that are all intimately associated with hydrothermal kaolinite alteration and/or quartz alteration.  Elevated levels of As, Hg, Fe, Pb, Zn and Ba are typically present also.  Sulphide content is sparse and ranges up to 5%. However, it is usually much less, commonly in the 2% range.

Quartz is the principal gangue mineral that occurs as white to grey amorphous varieties and/or as crystalline quartz in open space fillings.  Secondary minerals include limonite, jarosite, hematite and pyrolusite.  Weathered surfaces exhibit limonite and goethite relics as cubes or boxworks, whereas kaolinite is ubiquitous and pervasive both as a hydrothermal alteration product and as a product of weathering.

Oxidation and acid leaching of sulfides and precious metals has occurred in the rhyolite lithic tuff host rocks.  The altered and mineralized tuffs have been exposed to downward percolating surface water that became acid through dissolution of the suphides.  Thus gold and silver ions were leached from surficial rocks.  This was demonstrated at the Chacuaco mineral showing in Arroyo Chacuaco, by Drummond, where an unleached mineralized rock yielded elevated metal values in comparison to the low metal values assayed in the leached equivalent of the same mineralized rock type.  A fresh mineralized rock sample with fine pyrite in vuggy siliceous open space filling returned 3.42 gpt (grams per metric tonne) Au, 235 gpt Ag, 442 ppm As, 0.07% Al, 8.49% Fe and 8.04% S.  A leached sample of the equivalent mineralized rock type, containing only limonite in place of the original pyrite, gave 0.21 gpt Au, 24 gpt Ag, 48 ppm As, 0,06% Al, 1.37%

519500E
520000E
520500E
521000E
521500E
522000E
2362500N
2362000N
2361500N
2361000N
TO MINA ESMERALDA
EL SALAMANDRIA
AREA LOTHAR
SiO2 minor
FLOAT
AND OUTLINRS
MINA ZAPOTE
ROCK GEOCHEMISTRY
MINA VICTORIA
MINA JULIA
CASA DON ANTOÑIO
RANCHO
FIELD
FIELDS
FIELD IN FLOAT
SHAFTS
TRENCHES FOR OPAL
LA SUERTE
ARROYO
MINA SAN FRANCISCO
POZO ASTASIS I
POZO ASTASIS II
QUARTZ
MEDIA LUNA FAULT
OUTLINE OF GEOCHEMICAL SURVEY
DOS HORNOS
MINA CRUCERO
GUADALUPANA
Tb
Tr
Trt
Trtn
ROCK GEOCHEMISTRY
Sample m au g/t ag g/t
779859 259 0.114 50.00
779862 262 0.910 19.80
779873 273 0.154 71.00
779874 274 0.099 21.70
779875 275 0.018 16.90
779876 276 0.046 20.90
779877 277 0.600 48.00
Sample m au g/t ag g/t
778931 2.00 0.959 62.00
659613 2.00 0.280 97.00
659614 2.00 0.050 17.70
659615 2.00 0.122 17.00
659616 2.00 0.210 35.90
659617 1.20 0.489 94.00
659618 1.25 0.392 108.00
Sample m au g/t ag g/t
343009 chips 1.42 244.00
343011 2.00 0.47 89.00
343012 2.00 0.10 23.00
343013 1.90 0.07 15.00
343014 1.75 0.11 21.00
Sample m au g/t ag g/t
343008 chips 4.00 0.93 200.00
343010 chips 20.00 0.88 89.00
Zanja 1 m Au g/T Ag g/T
Zanja #2 m Au g/T Ag g/T
Shaft m Au g/T Ag g/T
660675 1.00 1.967 76.00
660676 0.80 3.304 210.60
660677 2.00 2.483 67.00
ZANJA#1 width m Au g/T Ag g/T
660521 0.80 0.891 276.50
660658 1.10 0.590 103.00
659778 1.00 1.563 18.30
ZANJA#2 width m Au g/T Ag g/T
659725 2.00 4.795 47.00
659743 1.00 0.511 170.00
Mine Dump Channel
Sloughed rocks Adit from mine dump, chips
LEGEND
Geological contacts, generalized
Faults, shears
02NM-4 Diamond Drill Holes
Pits, trenches, shafts, adits
Old Workings Au, Ag, Pb, Cu, Zn
Old Workings Opal
Small town
Tahonas ruins, hornos
Water flumes, old dams - breached
Major Drainage
Minor Drainage
Contour Elevation
Access Road
Claims held by others
Tb Basalt Flow, Stocks, Dykes - Dark green, massive to blocky flow. Along contact with flow banded rhyolites chilling produced obsidian bands and nodules. Devitrification and spherulitic texture is evident along were intruding Rhyolite
Tr Rhyolite Extrusive and Intrusive - Flow banded, spherulitic in bands, devitrified, domes, dykes and sheets.
Trtu Upper Lithic Tuff - Rhyolitic Lithic tuffs abundant coarse-grained clear quartz eyes approx. Alteration hornblende ghosts quartz, clays, sericite and hematite In places agglomeritic and silicified.
Trt Rhyolite Lithic Tuff - with quartz eyes, lithic fragments are typically quartz-bearing welded lapilli tuff. Hydrothermally altered medium to intense. Non Differenciated.
Trtn Rhyolite Tuff - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, no quartz eyes.
HYDROTHERMAL ALTERATION
Argillization (kaolinization) - White colored, all textures destroyed due to abundance of clay. Quartz eyes may remain indicating the original lithology
Kaolinization, sericite, minor silicification, as halo around quartz vein zones. Quartz veins - silica flooding, breccia and parallel veins, Au and Ag.
Quartz veins - sugary quartz as fracture controlled flooding., veins and stockwork, Au, Ag.
Trt Silicification, fine grained and Quartz flooding and minor chalcedonic, vein as fracture filling and stockwork, Au, Ag.
METRES
0 100 200 300
CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA
FIGURE 6A
NUEVO MILENIO PROPERTY
Nayarit, Mexico
MINERALIZED AREA - NORTH

LEGEND
Geological contacts, generalized
Faults, shears
02NM-04
Diamond Drill Holes
Pits, trenches, shafts, adits
Old Workings Au, Ag, Pb, Cu, Zn
Old Workings Opal
Small town
Tahonas ruins, hornos
Water flumes, old dams - breached
Major Drainage
Minor Drainage
Contour Elevation
Access Road
Claims held by others
Tb
Basalt Flow, Stocks, Dykes - Dark green, massive to blocky flow. Along contact with flow banded rhyolites chilling produced obsidian bands and nodules. Devitrification and spherulitic texture is evident along were intruding Rhyolite
Tr
Rhyolite Extrusive and Intrusive - Flow banded, spherulitic in bands, devitrified, domes, dykes and sheets.
Trtu
Upper Lithic Tuff - Rhyolitic Lithic tuffs abundant coarse-grained clear quartz eyes approx. Alteration hornblende ghosts quartz, clays, sericite and hematite In places agglomeritic and silicified.
Trt
Rhyolite Lithic Tuff - with quartz eyes, lithic fragments are typically quartz-bearing welded lapilli tuff. Hydrothermally altered medium to intense. Non Differenciated.
Trtn
Rhyolite Tuff - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, no quartz eyes.
HYDROTHERMAL ALTERATION
Argillization (kaolinization) - White colored, all textures destroyed due to abundance of clay. Quartz eyes may remain indicating the original lithology
Kaolinization, sericite, minor silicification, as halo around quartz vein zones. Quartz veins - silica flooding, breccia and parallel veins, Au and Ag.
Quartz veins - sugary quartz as fracture controlled flooding., veins and stockwork, Au, Ag.
Trt
Silicification, fine grained and Quartz flooding and minor chalcedonic, vein as fracture filling and stockwork, Au, Ag.
METRES
0
100
200
300
REFILION FAULT ZONE
CERRO NANCHO
MINA NANCHE
MINA CHACUACO
OBRA PERDIDO
CERRO CHACUACO
CHACUACO WEST
SITE 4
GOSSANOUS
MINA CRUCERO
DOS HORNOS
CORDON DOS HORNOS
ONCE BOCAS
MINA SAN MIGUEL
SANTA THOMAS
SANTA GERTRUDES II
MINA SANTA GERTUDES
AREA CAFETAL
GOSSAN
OPALIZED FLOAT ROCK
OUTLINE OF GEOCHEMICAL SURVEY
02NM-01
02NM-02
02NM-03
02NM-04
02NM-05
2360500N
2360000N
2359500N
2359000N
519500E
520000E
520500E
521000E
521500E
522000E
ARROYO REFILION
ARROYO CHACUACO
ARROYO CAFETAL
GUADALUPANA
MIGUEL

CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA

FIGURE 6B

NUEVO MILENIO PROPERTY
Nayarit, Mexico

MINERALIZED AREA - SOUTH

LEGEND
51 52 53 Channel Sample
451 Chip Samples
571 Sample Station
0.150, 32.0 Au g/t, Ag g/t
343220 3.00, 0.050, 32.0 Sample #, width m, Au g/t, Ag g/t
ZONE OF SIGNIFICANT GOLD SILVER MINERALIZATION
MINA NANCHE
MINA CHACUACO
MINA PERDIDA
UPPER LEVEL 16.00, 0.40, 68.04
INTERNAL DECLINE 4.00, 0.71, 123.67
LOWER LEVEL 8.00, 0.83, 174.38
Overburden Rubble
NE dip
Road
Arroyo Chacuaco
Outcrop
Lothars Sample 1.525, 94.6
ALL CHANNELS WEIGHTED AVERAGE 9.00, 0.25, 66.83
open
468 0.036, 23.80
467 0.01, 0.80
465 0.248, 53.0
466 0.680, 292.0
464 0.007, 0.20
462 0.073, 17.50
463 0.137, 5.20
461 0.582, 212.0
460 0.492, 136.0
459 0.091, 27.50
457 0.024, 2.20
456 0.042, 0.90
458 0.013, 2.80
455 0.074, 1.20
454 0.401, 0.90
579 0.023, 5.0
578 0.010, 0.30
576 0.071, 12.80
577 0.460, 5.40
575
574 0.646, 315.60
573 0.752, 232.0
572 2.810, 102.80
571 0.59, 89.0
570 1.70, 155
660491 1.20, 0.123, 7.40
660492 0.70, 0.479, 68.00
660489 0.70, 0.061, 3.80
660490 0.30, 0.172, 93.00
B104010 2.00, 0.504, 128.00
B104011 2.00, 0.312, 15.80
B104012 2.00, 0.050, 5.80
B104013 2.00, 0.210, 143.00
343286 3.00, 0.755, 4.33
447 0.019, 0.80
448 0.021, 2.90
449 0.018, 4.90
343289 3.00, 0.113, 52.0
444 0.475, 30.60
445 0.016, 1.10
446 0.40, 2.50
443 0.304, 6.70
343280 3.00, 0.572, 57.0
343281 3.00, 0.745, 43.0
343282 3.00, 0.411, 36.0
451 0.716, 22.7
450 0.015, 5.40
343293 3.00, 0.736, 40.90
343294 3.00, 0.838, 31.60
343295 3.00, 0.436, 7.90
1 2 3
16metres
METRES 0 50 100
520100E 520200E 520300E 520400E 520500E 520600E 520700E
2360400N 2360300N 2360200N 2360100N 2360000N
Fred Holcapek, P.Eng.

CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA

FIGURE 7

NUEVO MILENIO PROPERTY
Nayarit, Mexico

CERRO AND ARROYO CHACUACO GOLD-SILVER AREA

MINA CHACUACO
SHAFT
0metres
Surface
2m
4m
6m
8metres
10m
12m
14m
16metres
0m
2m
4m
6m
8m
10m
12m
14m
16m
INTERNAL DECLINE (50˚)
0.685g/t Au, 144.00g/t Ag / 2m
0.438g/t Au, 34.30g/t Ag / 2m
0.283g/t Au, 61.00g/t Ag / 2m
660947
660949
660948
UPPER LEVEL - 10m
0.168g/t Au, 45.00g/t Ag / 2m
0.959g/t Au, 265.00g/t Ag / 2m
B104001
B104002
B104003
B104004
B104005
INTERNAL DECLINE (50˚)
(Winze)
660945
660946
1.028g/t Au, 183.00g/t Ag / 2m
660944
LOWER LEVEL - 8m
0.106g/t Au, 18.40g/t Ag / 2m
0.131g/t Au, 16.40g/t Ag / 2m
0.543g/t Au, 31.20g/t Ag / 2m
0.466g/t Au, 1 11.00g/t Ag / 2m
0.522g/t Au, 128.00g/t Ag / 2m
B104006
B104007
B104008
B104009
NA, NA / 2m
0.570g/t Au, 1 19.00g/t Ag / 2m
0.892g/t Au, 226.50g/t Ag / 2m
0.848g/t Au, 169.00g/t Ag / 2m
METRES
0
5
10
Fred Holcapek, P.Eng.

WEIGHTED AVERAGE GRADE OF ALL SAMPLES

	m	Ft	Au g/t	Ag g/t
UPPER LEVEL	16.0	52.48	0.40	68.04
INTERNAL DECLINE	4.0	19.68	0.71	123.67
LOWER LEVEL	8.0	26.24	0.83	174.38

CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA

FIGURE 8

NUEVO MILENIO PROPERTY
Nayarit, Mexico

MINA CERRO CHACUACO
Cross Section Facing East

Fe and 0.15% S.  The fresh rock was sampled some 50 metres below the leached rock.  This comparison shows that metal concentrations at surface may be much lower than those present at depth.

Dos Hornos Area

This northwesterly elongate area of mineralization is about 1400 m x 200 m and is outlined by historic open cut workings, outcrop, trenches and quartz float.  It includes the

Mina Santa Gertrudes showing.  The northern 600 m of this showing contains parallel northwesterly striking quartz veins of decimeter widths, over a 10m wide zone.  The veins occur in kaolinized tuff and they have been sampled along their strike in trenches and shafts and open cuts over much of this distance.  Additionally, two separate zones of mineralization occur in the northern part, crossing Arroyo Guadalupana.  This configuration of mineralized outcrops denotes that the overall width of mineralization here may be in the order of 250 metres.

Zanja 1 assayed 1.21 gpt Au and 131.18 gpt Ag over 10 m, including 4m @ 2.88 gpt Au and 284.45 gpt Ag.

Zanja 2 assayed 1.82 gpt Au and 29.88 gpt Ag over 14 m, including 6m @ 3.27 gpt Au and 50.97 gpt Ag.

At Zanja 3 a weighted average of 2.35 gpt Au and 116.21 gpt Ag was obtained over 18 m, including 6.53 gpt Au and 316.6 gpt Ag.  An adit in this area contained lenses of brecciated siliceous rock that gave values of 2.32 gpt Au and 256.0 gpt Ag.

Samples from the adit of Mina San Miguel gave a low average of 0.36 gpt Au and 26.57 gpt Ag.  This adit appears to lie below the Dos Hornos silicified zone.

The Mina Santa Gertrudes area comprises shafts, open cuts and trenches and sorted ore piles.  A grab sample of quartz-flooded tuff breccia, taken from the ore pile, returned 1.54 gpt Au and 700.00 gpt Ag.

Once Bocas Area

This area measures 1200 m x 100 m and parallels the northwesterly trend of the other mineralized zones.  The northern portion of the zone occurs over a slope of 100 metres elevation.  Shear and/or fault structures are present here and kaolinization is so intense that primary textures are obliterated and only quartz eyes remain.  A quartz vein stockwork zone is exposed prominently in a roadcut at the northern end of this mineralized zone.  Quartz veins of centimetre widths and less predominate and randomly oriented quartz veinlets, of 1 to 5 mm width and 30 cm length, are also present in the cream-coloured rhyolitic host rocks.  Open-space fillings, such as quartz-lined druses, are also present as are areas of quartz-flooding that contain replaced calcite crystals in the silica matrix.

The area was channel sampled in road cuts and in trenches and also at weathered outcrops in order to arrive at an overall average grade for this zone.  This included sampling of wallrock adjacent to veins and within the stockwork areas as well as sampling in the areas of silica flooding.  An average grade of 0.48 gpt Au and 127.6 gpt Ag was calculated as being representative as the potential overall grade for the Once Bocas Area.  This grade was calculated from intermittently exposed mineralization over 38.35 metres and represents the average grade over a 100 metre mining width.

Two diamond drill holes were drilled across the Once Bocas zone of mineralization.  One hole, 02 NM-03, returned 33.2 m of 0.33 gpt Au and 78.24 gpt Ag in clay-rich and sandy core all within leached stockwork quartz veinlets.  The second hole, 02 NM-04, cut 61.7 m of stockwork quartz veinlets, all completely leached and weathered and containing low values of gold and silver.  The drillholes were sited unfavourably due to access problems caused by the terrain and excessive rain.  They were also drilled at an unfavourably steep angle relative to the gentler dip of the mineralization.

Chacuaco Area

This irregularly shaped area of mineralization measures roughly 1100 m x 250 m and occurs at the junction of the Refilion Fault Zone and the Media Luna Fault.  Extensive rock chip and channel sampling was carried out in workings at Mina Chacuaco, Mina Nanche and Mina Perdida, at numerous locations over the Chacuaco hillside and in the creek bed of Arroyo Chacuaco.

Three zones of intense silicification/mineralization have been identified here with northeasterly dips.  The zones contain quartz veins that are overprinted by a quartz vein stockwork and impregnated by still later quartz flooding.  Triangular calcite crystals, occurring in cockscomb-textured vein-openings that also have also been replaced by quartz are prevalent on the crest of the hill here.  Mineralized rhyolite breccia is present also.  The breccia contains silicified and mineralized clasts of rhyolitic rock occurring in silicified and mineralized rhyolitic matrix. The silicified zones are interspersed by zones of intense kaolinization.

A standard field procedure was to take rock chip samples typically over a 5 m x 5 m area to yield a sample weight of 3 to 5 kilograms.

Some 27 rock chip samples were taken just west of Mina Chacuaco shaft.  These gave an average assay value of 0.38 gpt Au and 66.81 gpt Ag.

A line of rock chips, taken around the hillside and below Mina Chacuaco, returned an average of 0.91 gpt Au and 112.55 gpt Ag over 150 m.  Another line of chip samples, taken 60 m below Mina Chacuaco, averaged 0.26 gpt Au and 95.89 gpt Ag over a length of 210 m.

At Obra El Nanche old mine workings include shafts, adits and trenches over about 150 metres.  The workings are obscured by overburden and rubble and the dimensions of mineralization are not known.  Float and sub-outcrop suggest that this showing is part of a northwest shear zone.  Character samples over 1.2 m and 0.7 m gave 0.12 gpt Au and 7.40 gpt Ag and 0.47 gpt Au and 68.00 gpt Ag respectively.

At Mina Perdida (Obra Perdido), the weighted average of channel samples over 9 m returned 0.25 gpt Au and 66.83 gpt Ag.  This value is representative of other samples taken in this immediate area from the workings.  Here, a series of old workings, including shafts and trenches, occur along a trend of 0200 over a distance of 70 m.  Lithic rhyolite tuffs that are kaolinized, silicified and cut by quartz-vein stockwork make up the host rocks within the workings.

A line of 26 channel samples was taken in the creek bed of Arroyo Chacuaco, 100 m below Mina Chacuaco, in weathered argillic and quartz-altered tuffs.  These returned 0.17 gpt Au and 17.15 gpt Ag.  A second line of 55 samples was taken from cleaned outcrops and sub-outcrops in a continuous channel over 175 metres in the same area.  This gave 0.21 gpt Au and 10.04 gpt Ag.

The Mina Chacuaco shaft, located at the crest of Cerro Chacuaco (elevation 1070m), was sampled as shown on the cross section in Figure 9.  A weighted average of the 16 metres along the upper level yielded 0.4 gpt Au and 68.04 gpt Ag.  Samples along the decline, taken over 4 m, gave 0.71 gpt Au and 123.67 gpt Ag.  The lower level returned 0.83 gpt Au and 174.38 gpt Ag, over an 8-metre sample length.  The author sampled a channel of 6 m along this same interval that returned 0.45 gpt Au and 126.0 gpt Ag.

Two diamond drillholles were drilled across the widest (450 m) part of the mineralized zone at the northern margin of Cerro Chacuaco.  Both holes were drilled at -450 towards the northeast.  Hole 02 NM-01 was drilled to a depth of 150 m and hole 01 NM-02 was terminated at 109 m.  Low values of Au and Ag were encountered in both holes within brecciated and silica-flooded rhyolite rock that is intensely leached and depleted of metals.

Chacuaco West Area

This area of precious metal mineralization measures about 500 m x 250 m and is characterized by kaolinite and minor limonite alteration of rhyolitic tuffs.  Quartz veins trend northwesterly.  Crushed quartz veinlets are present at some localities as are outcrop areas containing limonitic boxwork.  A section of the creek, measuring 95 metres, was chip sampled averaging 0.71 gpt Au and 4.45 gpt Ag.

Cafetal Area

This area of mineralization contains silicified and sericitic tuffs exposed in the creek bed and on top of a ridge.  Widespread quartz stockwork is present and remnant limonitic boxwork indicates leached sulfides.   A channel sample of 8 m in the creek returned 0.17 gpt Au and 65.07 gpt Ag from silicified and brecciated rhyolitic tuffs.  Higher on the ridge, the tuffs are intensely argillized and sericitized, however the outcrops here are also intensely leached and metal values are low.

Pozo Astasis I and II Areas

This area of mineralization contains northwest-trending parallel quartz veins similar in size to those at Once Bocas.  They are hosted by argillic altered and sericitized, partially welded rhyolite tuffs that are exposed in a window of overlying basalt.  Stockwork quartz veinlets are saturated by chalcedonic silica containing finely disseminated sulphides.

At Pozo Astasis I an overgrown mine dump of 10 m x 10 m x 3m is located near a caved shaft suggesting extensive exploitation in the past.  Three 2-metre samples of kaolinized and silicified rock, taken within the shaft, returned an average value of 0.24 gpt Au and 52.66 gpt Ag.  A 0.5 metre sample of silicified tuff with white quartz veins gave 1.85 gpt Au and 494.40 gpt Ag.  A selected sample of brecciated quartz vein from the dump assayed 1.42 gpt Au and 244.00 gpt Ag.  A 20 m composite sample of quartz vein fragments returned 0.88 gpt Au and 89.00 gpt Ag.  A 4 m sample of siliceous sub-outcrop, taken about 30 metres east from the shaft, returned 0.93 gpt Au and 200.00 gpt Ag.

At Pozo Astasis II lithic rhyolite tuffs are kaolinized and silicified and contain quartz veinlets in fractures.  A number of old trenches are located here and six 1 m to 2 m samples of silicified quartz-veined rock were analysed.  They averaged 0.25 gpt Au and 61.6 gpt Ag.  The best value was 0.48 gpt Au and 94.00 gpt Ag taken over 1.2 m in silicified tuff with white quartz veins.  The silicification at this locality resembles that at Chacuaco West.

Mina San Antonio

This area of predominantly argillic alteration and minor manifestations of quartz is oriented to the northwest and extends northwards towards claims held by others and beneath rhyolites that are covered by basalt.  It has been explored in the past by trenches and shallow shafts that follow the structure.  This 1000 m x 100 m altered area has not been explored by Cream Minerals as yet but has been outlined by prospecting.

Mina Julia, Mina Victoria, Salamandria and Area Lothar

This area is considered to be the uppermost preserved level of silica alteration on the property.  Several discrete outcrops of silica alteration are present in which the distinctive chalcedonic silica occurs marking these outcrops as being representative of the highest stratigraphic levels of hydrothermal alteration.  Argillic altered tuffs, that are also silica-flooded and chalcedonic in part, contain finely disseminated pyrite.  The stratified silica at Mina Julia and Salamndria is also brecciated.  Underlying the siliceous horizons are intensely altered porous lithic rhyolite tuffs.  Sixty nine grab-samples taken in this area show only low background values for gold and silver.  The best sample gave 0.64 gpt Au and 39.00 gpt Ag.  One sample, of the 69 taken, yielded 2170 ppb Hg.

EXPLORATION

Exploration of the Nuevo Milenio property by Cream Minerals de Mexico has been carried out intermittently during the period of May 2000 to May 2003. The initial mapping and sampling were done by Ruiz, geologist, and later work was done by Holcapek. Holcapek directed and supervised all fieldwork and activities of other workers throughout this period. Results of this work were compiled by Holcapek and presented in a series of reports together with illustrations. They are all cited in the References.

Exploration work included, prospecting, geological mapping, rock chip and channel sampling, bulldozer trenching, road building, geochemical soil sampling and diamond drilling.  This work, covering an area of about 4.5 km x 4.5 km, was focused within the inner limits of the Nuevo Milenio Caldera.  A legal survey of the exploration lots was also completed during this period.

The initial exploration involved prospecting in areas containing historic workings that are generally connected by trails.  Areas of interest were enlarged and made accessible by constructing new roads and repairing existing roads using a D-7 bulldozer.  The network of roads is shown on Figures 5, 6A and 6B.  Mapping was carried out by plotting information on 1:50,000 scale topographic sheets using a Garmin 12 XL GPS instrument with external antenna for control.  A D-7 bulldozer was used for trenching at Dos Hornos, Once Bocas and San Miguel area.  Hand trenches were completed at Pozo Astasis I, Arroyo Chacuaco, Mina Perdida and Mina Chacuaco.  Some 750 channel samples and 265 rock chip samples were taken at the sites of old workings and in areas of mineralization and silicification.

A geochemical soil survey consisting of 631 samples was completed over a 15.75 km grid in the southern half of the caldera that included the main areas of mineralization at Dos Hornos, Once Bocas and the Chacuaco area.  Northeasterly flagged lines were spaced at 100 m intervals and soil samples taken at 25 m intervals along them.  The B soil horizon was sampled at depths of 20 cm to 40 cm typically.  Soil samples were analyzed for 32 elements by ICP.  The outline of the geochemical survey grid is shown on Figures 6A and 6B.

The initially contoured metal values for gold and silver indicated low concentrations of these elements in the soils overlying the previously sampled rock outcrop areas containing known higher concentrations of gold and silver, such as at Once Bocas and Dos Hornos.  A comparison was therefore made between the underlying Au and Ag concentrations in rock to the overlying concentrations of Au and Ag in the soils directly above.  This was done utilizing the chip sample assays of rock in the trenched areas and the geochemical analyses of soil samples directly above them.  The results indicated that concentrations of 1 gpt Ag and 30 ppb Au in soils occur above concentrations of 30 gpt

CERRO CHACUACO MINERALIZED AREA
ONCE BOCAS MINERALIZED AREA
DOS HORNOS MINERALIZED AREA
N
Ag(ppm)
70
50
40
25
15
9
7
5
3
2
1
1
0
0
-2
-6
200
0
-200
-400
-600
-800
-1000
-800
-600
-400
-200
0
200
400
600
800

CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA

FIGURE 9

NUEVO MILENIO PROPERTY
Nayarit, Mexico

CONTOURS OF SILVER SOIL GEOCHEMISTRY

CERRO CHACUACO MINERALIZED AREA
ONCE BOCAS MINERALIZED AREA
DOS HORNOS MINERALIZED AREA
N
Au(ppb)
6000
4745
3393
2378
1702
1194
856
518
281
180
112
65
45
31
21
14
7
2
-25
-75
-200
-400
-600
200
0
-200
-400
-600
-800
-1000
-800
-600
-400
-200
0
200
400
600
800

CREAM MINERALS LTD.
VANCOUVER, BRITISH COLUMBIA

FIGURE 10

NUEVO MILENIO PROPERTY
Nayarit, Mexico

CONTOURS OF GOLD SOIL GEOCHEMISTRY

to 100 gpt Ag and + 0.5 gpt Au in the rock directly underneath.  This discrepancy of representative metal values in rock and soil is attributed to the clay content in the weathered soil and/or the acid leaching effects of sulphide-enriched meteoric rainwater on the precious metals. The clay content in the soil is thought to impede the upward migration of metal ions.  The weathered soil profiles suggest that Au and Ag and other metals were leached downward from the soil by action of acidic meteoric rainwater thus depleting the soil of precious metals.  This implies that an overburden-covered area of well-mineralized rock may produce a geochemical anomaly of low amplitude.  Conversely, an area of well-mineralized rock outcrop occurring beneath relatively metal-depleted overburden soil, may be larger than the size of the geochemical soil anomaly indicates.

The geochemical data was statistically treated by Dr. Lovell of BSI Inspectorate American Corporation, and values of 1ppm Ag and 30 ppb Au were designated as being geochemically anomalous and therefore indicative of underlying mineralization.  The data were re-contoured using these parameters and the results are presented in Figure 9 and Figure 10 showing the gold and silver geochemical soil anomalies.  The Au and Ag anomalies are areally coincident with shape and limits of the zones of mineralization at Dos Hornos, Once Bocas and Cerro Chacuaco as these zones were originally outlined by mapping, sampling and trenching.

The exploration carried out to date on the property has very effectively outlined areas of near-surface gold-silver mineralization related to historic precious metal exploitation operations.  These mineralized areas now require further testing at depth and along strike.

DRILLING

Five HQ coreholes were put down at Cerro Chacuaco, at Once Bocas and Chacuaco West in July 2002.  A total of 726 metres of drilling was completed out of a planned total of 850 metres.  Heavy rains, mudslides and flooding caused early termination of the program.  Results of the drilling have been described in the section on Mineralization. Drillholes are plotted on Figure 6 B.

It should be noted that drill holes were sited without any precise knowledge of the geometry of underlying mineral zones.  Also, difficult terrain and torrential rain conditions prevented locating the holes at the most favourable sites.

Holes 02 NM-01 (150 m) and 02 NM-02 (109 m) were drilled at a bearing of 0300 and at an angle of -450 across the assumed strike of mineralization at the northwestern part of Cerro Chacuaco mineralized zone.  The core in both holes consisted of weathered and leached rhyolite tuffs.  The target mineralized zone was not intersected because of the steep angle of the drillhole relative to the assumed gentler dip of the mineralized zone.

Holes 02 NM-03 (225 m) and 02 NM-04 (95 m) were drilled on a bearing of 0350 and at -450 across the strike of the mineralized structure at Once Bocas.  Access problems due to heavy rain prevented setting up at the desired location hence both holes were drilled at too steep and angle to cut the mineralized zone here.  Core recovery at hole 02 NM-03 is estimated at 85% within the clay-rich and sandy core.  A weighted average assay over a 33.20 m drilled section of core, from 39.00m to 72.20 m, gave 0.33 gpt Au and 78.24 gpt Ag.

Hole 02 NM-04, situated in the creek 40 m southwest of hole 02 NM-03 cut quartz vein stockwork from 4.3 m to 66.00 m, the remainder being argillic altered tuffs.  The angle of the hole was too steep to intersect the mineralization.  This hole was stopped at 93 m instead of at the planned target depth of 150 m.

Hole 02 NM-05 (144 m) at Chacuaco West was sited 80 m southwesterly of the targeted quartz vein zone.  The hole was abandoned at 144 m because of heavy rains and flooding of the setup.  Argillic altered tuffs were cored at this locality.

All of the core is well labeled and properly stored on the property at Don Antonio's ranch.

SAMPLING METHOD AND APPROACH

Experienced field personnel carried out the sampling operations supervised by Ruiz and Holcapek during the various phases of work throughout 2000, 2001 and 2003.  Usually, outcrop exposures were first cleaned of surficial material before chip or channel samples were taken.  Chip samples of 3 to 5 kg were taken over 5 m x 5 m areas where outcrop exposures allowed this or where sub-outcrop exposures were deemed as being representative of the underlying lithologies.  Overburden thicknesses on hillsides are generally in the 20 to 30 cm range and at creek level they are up to several metres.  Channel samples were taken after the rock surfaces had been cleaned, as in the case of creek-bed exposures, or where a bulldozer or a hand trench had exposed fresh rock.  All sample points were located by GPS in the field as were the locations of all roads, trenches and historic mine workings.  All these features are accurately plotted on the illustrations and easy to find on the ground even in areas of heavy growth.

Sampling information is plotted on the plans of Areas of Mineralization in Figure 6A (North) and 6B (South).  Figure 7 shows sample assay data at Cerro Chacuaco and Arroyo Chacuaco.  Figure 8 shows sample data for the Mina Chacuaco shaft and decline.  The sample number with the corresponding sample width and the assay values for gold and silver are plotted for each sample location.

SAMPLE PREPARATION, ANALYSES and SECURITY

Rock and soil samples were analyzed by BSI Inspectorate Precious Metals Lab located in Sparks, Nevada.  Inspectorate is an ISO 9002 certified precious metals laboratory that maintains a preparation facility in Durango, Mexico.  All samples from the Nuevo Milenio project were crushed and pulverized in Durango then sent for analysis to Sparks, Nevada.

A broad outline of sample preparation and analytical procedure for rocks and soils is given by Inspectorate Laboratories as follows.  Samples are first dried then crushed to -10 mesh in two stages utilizing a jaw crusher and a roll mill. A 300-gram split is separated by Jones splitter and then one portion is reduced to -150 mesh.  A weighed portion of the sample is digested with 3.0 ml of 2:1 nitric acid and de-ionized water and allowed to stand and then placed into a hot water bath for 30 minutes.  Three ml of concentrated hydrochloric acid is then added and the sample is mixed and placed into a hot water bath for 90 minutes.  Four millilitres of 3N hydrochloric acid is added along with 0.1% tartaric acid.  The sample is mixed and allowed to settle.  The sample is then analyzed by inductively coupled plasma-atomic spectrometry.

A minimum 15% of all analyses is repeated, and for every 20 samples run, a standard or blank is also analyzed.  For gold determinations, a total of 9 certified gold standards, purchased from Rocklabs and CDN Resources, are used to monitor quality control for fire assay gold analyses that are then finished by gravimetric and atomic absorption methods.  Gold standards, ranging from 0.651 gpt Au to 20.77 gpt Au, are utilized in addition to an internal gold standard of about 1 gpt Au.

The author collected 3 channel samples at Mina Chacuaco for comparison purposes with earlier sampling.  The assays are given in the section on Mineralization. The samples were carried to Vancouver in my luggage and sent to ASL Chemex Laboratories for fire assay analysis for gold and silver.  ASL Chemex describes the fire assay procedure as follows.  A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.  The bead is digested in 0.5 ml dilute nitric acid in the microwave oven. 0.5 ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting.  The digested solution is cooled, diluted to a total volume of 10 ml with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.  A 30 g sample weight is used for gold analyses and a 50 g sample weight is used for silver analyses.  Detection limits for gold and silver are 0.03 parts per million.

During periods of fieldwork samples of rock and soil collected on the property were transported from the field inside a locked box mounted on the back of a pickup truck and driven to Durango.  The samples were collected in Durango by Inspectorate Laboratories and dried, crushed, pulverized and split at their facility.  The prepared sample pulps were then sent to Inspectorate's main laboratory in Sparks, Nevada for analysis.

DATA VERIFICATION

The data used in writing this report consisted predominantly of information contained in a number of exploration reports prepared by Holcapek during the years 2001, 2002 and 2003 that described the exploration results as they were completed phase by phase.  This included hard copies of reports and maps as well as electronic reports and illustrations.  Additional information, describing exploration work on the property, was taken from reports by Drummond (2001), Carstensen (2001) and Ruiz (2000).  These sources are cited in the References.

Information pertaining to property ownership, legal surveys of the claims, working maps, assay sheets or drill logs is all stored at Cream Minerals de Mexico offices in Durango, Mexico and was not accessed for this report.

The author was accompanied in the field for 6 days by Holcapek.  During this period all of the mineralized zones and important outcrop areas were examined as were all of the old workings, trenches and mineralized creek beds.  Also, all property monuments were examined and checked for accuracy of location by GPS.  Several of the opal mining operations were also examined.  It can be readily noted that features such as quartz vein locations, sampling points, road beds, geochemical lines, trench locations, old mine shafts, planinas, arastras, old building foundations, creek bed courses and adit entrances are all accurately located on the maps and are easily identified and located in the field.

As described in the section on Mineralization, the author took a channel sample of rock over 6 metres along the lowermost sample interval in the Cerro Chacuaco for comparison purposes.  The 0.45 gpt Au and 126.0 gpt Ag assay, taken by myself and analyzed by ASL Chemex in Vancouver, compared reasonably well with the Cream Minerals' sample average of 0.83 gpt Au and 174.38 gpt Ag over 8 m as analyzed at Inspectorate Labs.

ADJACENT PROPERTIES

There are no adjacent properties that are presently being explored in the immediate vicinity of the Nuevo Milenio project.  Indeed, the Nuevo Milenio area has not been explored for perhaps the last 70 years or so.  The old workings on the claims and throughout the area in general are thought to date from prior to the 1920's and some workings are thought to be still older.  The showings and old workings at Mina Zapote, Mina Tepeguaje, Mina Bagre, Minas Joya, San Francisco and La Suerte, which occur on the claims of others, were investigated as part of the overall exploration activities of the property. They were not actively explored however.

The previous section entitled History describes what is known of mining activities in the general area of the present Nuevo Milenio property.  This information is not readily available and is derived from fragmentary information of archived historic records in Mexico City and from the local knowledge of others.

The high grades of silver attributed to Mina Espiritu Santo and at Mina Miravalle, situated southerly of Nuevo Milenio property, are included as general examples only.  The grades attributed to these mines are not indicative of those that may occur on the Nuevo Milenio claims.

Opal mining areas appear to be operated on an intermittent basis.  Minas Guadalupana and Esmeralda are being worked at the present.  Mina Esmeralda appeared to have a 60 m working face that was being explored with a D-7 bulldozer.  It is not known what quality or quantity of opal is being recovered from these operations or how intensively they are being worked.

MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been carried out.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No mineral resource or mineral reserve estimates have been done.

INTERPRETATION AND CONCLUSIONS

Modern exploration of historic mine workings on the Nuevo Milenio Property by Cream Minerals de Mexico during the period 2000 to 2003 has delineated four major areas of gold-silver mineralization within the limits of the Nuevo Milenio Caldera that are of current exploration interest for a possible disseminated bulk tonnage resource.  The 1400 m x 200 m Dos Hornos Area, the 1200 m x 100 m Once Bocas Area, the 1100 m x 250 m Chacuaco Area and the 500 m x 250 m Chacuaco West Area have all been outlined by trenching, extensive sampling and by a geochemical soil survey.

The Nuevo Milenio Gold-Silver Property is a low sulphidation epithermal precious metal prospect that contains gold-silver mineralization in quartz veins and quartz vein stockworks over a number of significantly large northwesterly trending outcrop areas within Miocene rhyolitic volcanics in a collapsed caldera geological setting.

The property exhibits geological characteristics that are diagnostic for low sulphidation epithermal deposits such as a near-surface (+/- km) caldera setting, vertical zonation of hydrothermal silica alteration, pervasive argillic alteration, the low sulphide ore mineralogy and the quartz plus calcite gangue mineralogy.

Regionally, the Nuevo Milenio property is situated within an early Miocene caldera field of the Sierra Madre Occidental Volcanic Belt that is overprinted in the Tepic area by volcanics of the Trans Mexican Volcanic Belt.  The northwesterly aligned mineralized structures on the property are thought to be the vestiges of crustal fractures and faults that conveyed tuffaceous ash flows to the surface to be deposited as welded rhyolite tuffs and that subsequently these conduits conveyed hydrothermal silica and gold and silver-bearing solutions to surface.

Orientation drilling at Once Bocas, Chacuaco and Chacuaco West confirmed the presence at depth of intensely silica altered and leached rhyolite tuffs with subdued precious metal values.  However, the holes were drilled too steeply and were unfavourably sited due to terrain and bad weather or did not reach their intended target depths.

The mineralized areas at Dos Hornos, Once Bocas, Chacuaco and Chacuaco West should be diamond drilled along their strike and initially to vertical depths of about 150 metres to test for the presence and continuity of gold-silver mineralization.

The exploration of the Nuevo Milenio property should be continued as well as expanded beyond the margins of Nuevo Milenio Caldera.  The Refilion Fault Zone appears to be a major mineralizing structure, and thus a favourable exploration target, that requires further exploration along its 3+ kilometre extent, particularly as it appears to host the Cafetal, Chacuaco and Cahacuaco West gold-silver occurrences.

The soil geochemical survey has been effective in delineating precious metal mineralization; however caution must be used to interpret geochemical results correctly in areas of acid leached or clay-rich soils where low precious metal concentrations in soils may not accurately reflect higher metal concentrations in underlying rocks.

The recent exploration has focused on historic mine workings as a guide to exploration targets.  Consideration should be given to ascertaining the location and geometry of fault or shear structures by carrying out geophysical surveys. Underlying structures such as faults, dilational zones and flexures are typical hosts for bonanza grade precious metal deposits in this type of epithermal setting.  VLF surveys may be efficient in tracing faults and detailed gravity surveys may delineate boundaries of structural blocks with large density contrasts.  Low resistivity anomalies may reflect the presence of argillic alteration of shallow portions of the mineralized system.  Induced polarization surveys that define zones of high resistivity and chargeability should be used to drill test for zones of silica alteration and associated Au-Ag mineralization at depth.

RECOMMENDATIONS

Diamond drilling of HQ core should be carried out over the northern parts of the Dos Hornos and Once Bocas mineralized areas as well as at the southwestern portion of the Chacuaco mineralized area and at the Chacuaco West Area.  Drilling should be across the strike of mineralization and ideally directed towards the southwest at angles of -450.  Four holes of 200 metres each should be allocated to Dos Hornos, Once Bocas and Chacuaco.  Two 200 m holes should be drilled at Chacuaco West.  Thus, a total of 14 holes of 200m each should be drilled at these mineralized areas for a total of 2800 metres.  The number of holes at each mineralized area and the number of metres at each drill site location should be adjusted as results warrant.  For example, 5 holes may be drilled at one area in preference to 3 holes being drilled at another area, if this is optimal or desirable.

The geochemical soil survey should be expanded to the northwest to include the Pozo Astasis I and II area, Mina Zapote area, Mina San Miguel area, Mina Santa Gertrudes area and Cafetal area.  Prospecting, mapping and sampling should be continued in areas not covered by basalt and beyond the limits of the Nuevo Milenio caldera rim.

Prospecting, mapping and sampling should be carried out along the northwestern extent of the Refilion Fault Zone beyond Nuevo Milenio Caldera to Caldera La Curva.

Geophysical orientation surveys should be done along structural zones, such as the Refilion Fault Zone, the Media Luna Fault and the northwesterly-aligned mineralized zones, initially utilizing VLF, resistivity and detailed gravity surveys.  Induced polarization surveys should be attempted to detect high resistivities and chargeabilities that may reflect Au-Ag mineralization associated with silica alteration at depth.  The geophysical surveys should be expanded in those cases where they are effective in detecting underlying structures and/or mineralized zones.

A second phase of drilling will be required if the results of drilling and of geophysical surveys from the initial phase are positive.  Drilling at narrower intervals should be done along the strike of the prospective mineralized zones at Dos Hornos, Once Bocas, Chacuaco and Chacuaco West and deeper holes should be drilled in those specific areas that warrant it.  The Cafetal Area, the Pozo Astasis I and II area and the Mina Zapote areas should also be tested by drilling.  Several deep holes should be targeted over the Salamandria, Julia and Victoria areas of chalcedonic silica alteration.  Any prospective geophysical targets should be drill tested.  A number of deep holes should be put down along the strike of the Refilion Fault Zone if geophysical anomalies indicate favourable drill targets.

COST ESTIMATE  Phase I - in US dollars

Drilling, 2800 metres of HQ core @ $80.00 per metre

$ 224,000.00

Road repair, access roads, drill setups, allow

            $   50,000.00

Assays, allow

$   15,000.00

Camp, core splitting, supplies

$   18,000.00

Equipment rentals, trucks, generator

$     7,000.00

Data compilation, reporting, travel, overheads

$   16,000.00

Supervision and labour

$   18,000.00

Sub - Total

$ 348,000.00

Contingencies @ 15%

$   52,200.00

TOTAL

$ 400,200.00

COST ESTIMATE  Phase II - in US dollars

Drilling, allow for 14,000 metres @ $80.00 / metre

$ 1,120,000.00

Access roads, drill setups, trenching

                        $    110,000.00

Geophysical surveys, allow

$      34,000.00

Geochemical surveys

$      18,000.00

Metallurgical tests, petrography

$      12,000.00

Assays, allow

$      60,000.00

Camp, core splitting, storage, supplies

$      80,000.00

Equipment rentals, trucks etc.

$      28,000.00

Data compilation, computer modeling, office

$      24,000.00

Reporting, travel, overheads

$      26,000.00

Supervision and labour

$      72,000.00

Sub - Total

$ 1,584,000.00

Contingencies @ 15%

$    237,600.00

TOTAL

$ 1,821,600.00

REFERENCES

Berger, B. R. and Henley, R.W., (1989); Advances in the Understanding of Epithermal Gold - Silver Deposits, with Special Reference to the Western United States; in The Geology of Gold Deposits, the Perspective in 1988, Economic Geology, Monograph 6, pages 405 - 423.

Bonham, Jr., H.F., (1988); Bulk Mineable Gold Deposits of the Western United States; in The Geology of Gold Deposits, the Perspective in 1988, Economic Geology, Monograph 6, pages 193 - 207.

Buchanan, L. J., (1981); Precious Metal Deposits Associated with Volcanic Environments in the Southwest; in Relations of Tectonics to Ore Deposits in the Southern Cordillera, Dickinson, W.R. and Payne, W.D., Editors, Arizona Geological Society Digest, Volume 14, pages 237 - 262.

Camprubi, A., Ferrari, L., Cosca, M.A., Cardellach, E., and Canals, A., (2003); Ages of Epithermal Deposits in Mexico: Regional Significance and Links with the Evolution of tertiary Volcanism; Economic Geology, Volume 98, pages 1029 - 1937.

Carstensen, A., (2001); Nuevo Milenio Property Visit, Draft Summary Report, prepared for Cream minerals De Mexico SA de CV, 7 pages.

Consejo De Recursos Minerales, (1994); Monografia Geologico Del Estado De Nayarit: Publication M - 12e, Secretaria De Energia, Minas E Industria Paraestatal, Subsecretaria De Minas E Industria Basica, Mexico.

Drummond, A. D., (2001); Summary Report, Lote Nuevo Milenio, Near Tepic, State of Nayarit, Mexico, for Cream Minerals Ltd., 9 pages.

Holcapek, F., (2003); Cream Minerals De Mexico, S. A. de C. V., Lote Nuevo Milenio, Nayarit, Mexico, Geology, Observations, Discussions, Mineral Targets, 46 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2002); Geology Update, Cream Minerals de Mexico S. A. de C. V., Lote Nuevo Milenio, Nayarit. MX, Observations, Discussions, Interpretation, Part I, 23 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2002); Cream Minerals de Mexico S. A. de C. V., Lote Nuevo Milenio, Nayarit. MX, Paleao Erosional Surfaces, Supergene Kaolinization - Oxidation - Leaching, 15 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2001); Discussion, Silver - Gold Veins and Associated Bulk Tonnage Potential from Stockwork Zones and Zones of Dissemination, Application to Nuevo Milenio Project, 10 pages; internal report for Cream Minerals Ltd.

Izawa, E. and Urashima, Y., (1983); Quaternary Gold Mineralization and its Geologic Environments in Kyushu, Japan; in The Geology of Gold Deposits, the Perspective in 1988, Economic Geology, Monograph 6, pages 233 - 241.

Kennedy, B. and Stix, J., (2003); Styles and Mechanisms of Caldera Collapse, in Geoscience Canada, Volume 30, Number 2, pages 59 - 72.

Nelson, S. A. and Sanchez - Rubio, G., (1986); Trans Mexican Volcanic Belt Field Guide, Volcanology Division, Geological Association of Canada, 108 pages.

Panteleyev, A., (1992); A Canadian Cordilleran Model for Epithermal Gold - Silver Deposits; in Ore Deposit Models, Roberts, R.G. and Sheahan, P.A., Editors, Geoscience Canada, reprint Series 3, pages 31 -44.

Panteleyev, A., (1991); Gold in the Canadian Cordillera - A Focus on Epithermal and Deeper Deposits; in Ore Deposits, Tectonic and Metallogeny in the Canadian Cordillera, B. C. Ministry of energy, Mines and Petroleum Resources, Paper 1991 - 4, pages 163 - 212.

Ruiz Marquez A., and Holcapek, F., (2001); Report on the Property Investigation Lote Nuevo Milenio for Cream Minerals de Mexico S. A. de C. V., Geochemistry, 9 pages.

Sillitoe, R.H., (1993); Epithermal Models: Genetic types, Geometrical Controls and Shallow Features; in Mineral Deposit Modeling, Kirkham, R.V., Sinclair, W.D., Thorpe, R.I. and Duke, J.M., Editors, Geological Association of Canada, Special Paper 40, pages 403 - 417.

CERTIFICATE

I, Henry M. Meixner, P. Geo. Consulting Geologist, with residence and business address at 675 West 32nd Avenue, Vancouver, British Columbia, do hereby certify that:

1.

I am a graduate of the University of British Columbia with a BSc. in Geology in 1969.

2.

I have practiced my profession as a geologist in the private sector primarily in western Canada and parts of the United States, Mexico, South America, Iran and Botswana for more than 30 years. Work has included property scale mineral prospect investigation, regional scale mapping and mineral potential assessments, ground truth studies, supervision of mineral exploration programs and mineral property evaluations.

3.

I have been registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1993. I am A Fellow of the Geological Association of Canada.

4.

From 1969 to 1976 I was involved in mineral exploration for mercury, copper, molybdenum and silver, lead and zinc in western and eastern Canada and parts of the United States. During 1976 to 1979 I carried out regional mapping and minerals potential assessments in eastern Iran. From 1979 to 1983 I directed a program of geophysics and deep drilling for ground truth and mineral exploration potential in the Kalahari region of western Botswana. Since 1986 I have been carrying out mineral property investigations and evaluations for nickel, gold, silver and base metals in Canada, Mexico, Bolivia, Guyana, Argentina and Kazakhstan. In 1996 I investigated several epithermal gold -silver prospects in the San Dimas district of Sinaloa State, Mexico.

5.

As a result of my experience and qualification I am a Qualified Person as defined in National Instrument 43 - 101.

6.

I am presently a Consulting Geologist and have been so since June 1986.

7.

I personally examined the Nuevo Milenio Gold -Silver Project during the period of August 10 to 15, 2003 and compiled the associated exploration data listed in the References.

8.

I have prepared all of the sections of this report and have checked all illustrations. Sources of information are noted on the illustrations and any modifications by myself are noted.

9.

Some of the information contained in the report was derived from the reports of previous explorationists and from personal communication of explorationists who had worked on the property in the past. The information provided by others is to the best of my knowledge and experience correct.

10.

In the disclosure of information relating to permitting and title to the claim blocks I have relied on information provided to me by Cream Minerals Ltd. The author disclaims responsibility for such information.

11.

As of the date of the certificate, I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

12.

I am independent of Cream Minerals Ltd. in accordance with the application of Section 1.5 of National Instrument 43 - 101.

13.

I have read National Instrument 43 - 101 and Form 43 - 101 F1 and the foregoing technical report has been prepared in conformity with this instrument and Form 43 - 101 F1 and generally accepted Canadian mining industry practice.

Dated at Vancouver, British Columbia, this 28th day of September, 2003.

(signed & stamped)

Henry M. Meixner, P. Geo.

Henry M. Meixner, P. Geo.
Consulting Geologist

675 West 32nd Avenue,
Vancouver, B.C., V5Z 2J8, Canada
Tel: 604 874 8930 Fax: 604 874 5203 Email:

October 23, 2003

To: TSX Venture Exchange, Alberta Securities Commission and British Columbia Securities Commission

I, Henry M. Meixner, P. Geo., do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled "Geological Report On The Nuevo Milenio Gold-Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico" and dated October 16, 2003 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the AIF of Cream Minerals Ltd. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Cream Minerals Ltd. contains any misrepresentation of the information contained in the Technical Report.

Dated this 23rd Day of October, 2003.

Henry M. Meixner, P. Geo.

PROFESSIONAL
PROVINCE OF
H. H. M. MEIXNER
BRITISH COLUMBIA
GEOSCIENTIST

HENRY M. MEIXNER